Exhibit 12.1

Clovis Oncology, Inc.

Computation of Deficiency of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	Year ended December 31,
		2015	2014	2013	2012	2011
	($ in thousands)
Earnings (loss):
Loss before income taxes	$(87,581)	$(381,937)	$(157,723)	$(84,480)	$(74,010)	$(55,543)
Fixed charges (from below)	2,260	8,824	2,698	85	148	1,138

Total loss	$(85,321)	$(373,113)	$(155,025)	$(84,395)	$(73,862)	$(54,405)

Fixed charges:
Interest expense	$1,797	$7,167	$2,236	$—	$—	$851
Amortization of debt issuance costs	307	1,205	368	—	—	97
Interest portion of rent expense	156	452	94	85	148	190

Total fixed charges	$2,260	$8,824	$2,698	$85	$148	$1,138

Coverage deficiency	$87,581	$381,937	$157,723	$84,480	$74,010	$55,543